SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

           X          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       ----------     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                          For the fiscal year ended December 31, 1995

       ----------     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from _________ to _______.

                         Commission file number: 1-5837

                       THE MECHANICAL UNIONS SAVINGS TRUST
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                 P. O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                               229 West 43d Street
                            New York, New York 10036
                (Address of issuer's principal executive office)

     The following financial statements are included in this Report:

     Report of independent public accountants, including:

     o A statement of net assets available for plan benefits as of December 31, 1995, and December 31, 1994.

     o Statement of changes in net assets available for plan benefits for each of the years ending December 31, 1995, and 1994.

     o    Notes to financial statements.

     o Schedule I - Supplemental schedule of investments as of December 31, 1995.

     o Schedule II - Supplemental schedule of reportable transactions for the year ended December 31, 1995.

     o Schedule III - Supplemental schedule of changes in net assets by account for the year ended December 31, 1995.

Signatures

     The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         MECHANICAL UNION SAVINGS TRUST

                                         By /s/ Marilyn A. Kelly
                                            -----------------------------------
                                              Marilyn A. Kelly
                                              Administrative Trustee

Dated:  June 27, 1996

                         MECHANICAL UNIONS SAVINGS TRUST

                           FINANCIAL STATEMENTS AS OF

                           DECEMBER 31, 1995 AND 1994

                         TOGETHER WITH AUDITORS' REPORT

                                TABLE OF CONTENTS

       Accountants' Report ..................................... Page 1

       Statements of Net Assets Available for Plan Benefits ....      2

       Statements of Changes in Net Assets Available for
         Plan Benefits .........................................      3

       Notes to Financial Statements ...........................  4 - 7

       Schedule I - Supplemental Schedule of Investments .......      8

       Schedule II - Supplemental Schedule of Reportable
         Transactions ..........................................      9

       Schedule III - Supplemental Schedule of Changes in Net
         Assets by Account .....................................     10

                           JAMES J. GARRITY & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS
                                  P.O. BOX 448
                               733 NEPONSET STREET
                          NORWOOD, MASSACHUSETTS 02062
                         (617) 769-5522 o (FAX) 769-4061



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Trustees of the
Mechanical Unions Savings Trust:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 31, 1995 and 1994, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investment, reportable transactions and changes in net assets by account, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ James J. Garrity & Company

Norwood, Massachusetts
June 6, 1996

                         MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1995 and 1994

                                                 1995          1994
                                                 ----          ----
ASSETS:

  Investments, at contract or market
    value
      Fixed Interest Fund                    $10,058,189   $ 9,146,347
      Growth Stock Fund                        5,534,488     3,240,326
      Diversified Bond Fund                      338,356       300,486
      Money Market Fund                          855,036       548,879
      Indexed Stock Fund                       2,096,844       908,335
      Government Securities Fund                 446,703       295,858
      Balanced Fund                            1,617,794     1,057,136
      New York Times Stock Fund                  456,763       446,701
      Other Investment Funds                       1,581          -
                                             -----------   -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                   $21,405,754   $15,944,068
                                             ===========   ===========







                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                        For the years ended December 31,

                                                    1995      1994
                                                    ----      ----
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                         $ 15,944,068  $ 12,947,647

ADD (DEDUCT):
  Participant contributions, net of refunds    3,448,800     3,262,918
  Employee rollovers, net                         76,910        15,753
  Investment income                              635,300       569,481
  Net realized/unrealized gains (losses)       2,169,001   (    91,310)
  Contractual and professional fees          (    42,092)  (    45,090)
  Benefits paid                              (   364,061)  (   353,322)
  In-service withdrawal                      (   246,925)  (   120,143)
  Hardship withdrawal                        (   215,247)  (   241,866)
                                            ------------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                               $ 21,405,754  $ 15,944,068
                                            ============  ============




                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1995

NOTE A - DESCRIPTION OF THE PLAN

The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended October 1, 1993 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the Company make up the plan trustees.

The Plan's assets are held by Allmerica Financial and are invested under a group annuity contract.

All expenses incurred in the administration of the Plan are paid by the participants.

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

Contributions

Participants may elect to contribute up to 20% of their total compensation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

Investments

Plan participants may direct the investment of their account balances in any of the following eight investment options:

1.  Fixed Interest Fund

    This fund invests primarily in investment grade fixed-income securities with emphasis on public bonds, private placements and commercial mortgages. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to guarantee a specific rate of interest while also guaranteeing contributions against investment loss. Amounts invested in this fund are allocated to State Mutual's General Account. The General Account is an investment account es-

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 31, 1995

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

1.  Fixed Interest Fund (Continued)
    tablished and maintained for all assets of State Mutual not specifically directed to other investment funds, and, as such, is subject to the general creditors of State Mutual Life Assurance Company of America.

2.  Growth Stock Fund
    This fund invests primarily in common stocks and other equity-type investments, and is managed by Miller, Anderson & Sherrerd. The fund's primary objective is to produce above-average performance results relative to the broad stock market averages. Neither the principal nor investment earnings are guaranteed under this fund.

3.  Diversified Bond Fund
    This fund invests primarily in publicly traded, fixed-income securities such as bonds, notes and debentures. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize total return. Neither the principal nor investment earnings are guaranteed under this fund.

4.  Money Market Fund
    This fund invests primarily in money market instruments that mature in less than one year, including but not limited to government securities, certificates of deposit, bankers acceptances and commercial paper. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to obtain the most current income possible while preserving principal and allowing you access to funds. Neither the principal nor investment earnings are guaranteed under this fund.

5.  Indexed Stock Fund
    This fund's primary objective is to match the total return of the Standard & Poor's 500 Composite Stock Price Index as closely as possible by investing in more than three-quarters of the Index's stocks. (The "Standard and Poor's 500 Composite Stock Price Index" is a registered trademark of Standard & Poor's Corporation, which neither sponsors nor is affiliated with this fund.) This fund is managed by Allmerica Asset Management, Inc. Neither the principal nor investment earnings are guaranteed under this fund.

6.  Government Securities Fund
    This fund invests primarily in debt securities issued or guaranteed by the U.S. government or its agencies, and is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize income. Neither the principal nor investment earnings are guaranteed under this fund.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 31, 1995

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

7.  Balanced Fund
    This fund invests primarily in traditional stocks, bonds and cash equivalents, and is managed by Standish, Ayer & Wood. The fund's primary objective is to provide a balanced investment comprised of well-diversified portfolio of stocks and bonds that will produce both capital growth and current income. Neither the principal nor investment earnings are guaranteed under this fund.

8.  New York Times Stock Fund
    Under this option, your account is invested in common stock of the New York Times Company, as offered in State Mutual's Separate Investment Accounts. Minimum share blocks of 100 are purchased by the Account for their fair market value with any other amounts invested in cash or cash equivalents. As a stockholder, you are investing in the Company. Neither the principal nor any investment earnings are guaranteed under this option. This investment account accepted no new contributions after October 1, 1993.

Vesting

Participants are 100% vested in their contributions and any earnings on their investment account balances.

In-Service Withdrawals

A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59-1/2, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

Termination of Employment

If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 31, 1995

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

Classification Change

A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account.

Federal Income Taxes

The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

                                                                      SCHEDULE I

                         MECHANICAL UNIONS SAVINGS TRUST

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS

                             as of December 31, 1995

GUARANTEED ACCUMULATION FUNDS

                                                            Contract/
                                                             Market
                                                Cost         Value
                                                ----         -----
Allmerica Financial:
  Fixed Interest Fund-
    #G01-004, 7.15%, due 12/31/96            $ 1,821,333   $ 1,821,333
    #G01-005, 5.25%, due  6/30/96                778,600       778,600
    #G01-007, 4.51%, due 12/31/97                732,450       732,450
    #G02-001, 9.00%, due 12/31/96              2,149,895     2,149,895
    #G03-001, 3.89%, due 12/31/95              1,255,319     1,255,319
    #G05-001, 6.45%, due  6/30/98              1,330,315     1,330,315
    #G05-002, 3.89%, due 12/31/95              1,497,550     1,497,550
    #G05-004, 5.95%, due  6/30/99                492,727       492,727
                                             -----------   -----------
      Total guaranteed accumulation
        funds                                $10,058,189   $10,058,189


INVESTMENT ACCOUNTS

                                        Units
                                        -----

Allmerica Financial:
  Growth Stock Fund                     6,175              $ 5,534,488
  Diversified Bond Fund                   441                  338,356
  Money Market Fund                     2,722                  855,036
  Indexed Stock Fund                    6,634                2,096,844
  Government Securities Fund            3,350                  446,703
  Balanced Fund                        10,928                1,617,794
  Other Investment Funds                   35                    1,581
  New York Times Stock Fund             2,513                  456,763
                                                           -----------

      Total investment accounts                            $11,347,565
                                                           -----------

      Total investments                                    $21,405,754
                                                           ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                                                                     SCHEDULE II

                         MECHANICAL UNIONS SAVINGS TRUST

                 SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1995

                              Description of       Total Cost    Total Sales
Description of Assets          Transactions       of Purchases     Proceeds
- ---------------------          ------------       ------------     --------
Fixed Interest Fund (1)
  G01-003                        0 purchases       $      -
                                  1 sales                          $ 1,640,698

  G03-001                         2 purchases       $ 1,251,479
                                 37 sales                          $    49,644

  G03-002                         0 purchases       $      -
                                 19 sales                          $ 1,190,771

  G05-001                        21 purchases       $ 2,103,781
                                113 sales                          $ 1,525,545

  G05-003                         1 purchase        $ 1,640,698
                                101 sales                          $   250,197

  G05-004                         8 purchases       $ 1,471,563
                                 51 sales                          $ 1,052,285

Growth Stock Fund (1)           141 purchases of
                              1,945 units           $ 1,517,523
                                 49 sales of 543
                                    units                          $   415,604

New York Times (2)                0 purchases       $      -
                                 19 sales of 819
                                    units                          $   128,003

(1) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

(2)    Represents transactions with a party in interest.

                         MECHANICAL UNIONS SAVINGS TRUST

            SUPPLEMENTAL SCHEDULE OF CHANGES IN NET ASSETS BY ACCOUNT

                      For the year ended December 31, 1995

                              Fixed           Growth                          Money         Indexed
                             Interest          Stock       Diversified        Market         Stock
                               Fund            Fund         Bond Fund          Fund           Fund
                               ----            ----         ---------          ----           ----
BALANCE,
 beginning of year         $ 9,146,347      $ 3,240,326    $   300,486     $   548,879     $   908,335

ADD (DEDUCT):

 Transfers, net               (264,258)          64,144     (   58,895)        120,555         299,381

 Participants
  contributions              1,060,929        1,153,899         85,782         161,787         484,825

 Employee rollovers, net         2,410           35,101            921           2,410          24,260

 Investment income             636,324                3              -               -               5

 Net realized/unrealized
  gain                          (2,154)       1,196,496          48,583          40,347         426,361

 Contractual and pro-
  fessional fees               (21,594)         (11,853)           (941)         (1,549)         (3,211)

 Benefits paid                (272,317)         (20,969)         (4,934)         (5,600)        (11,212)

 In-service withdrawal        (161,000)         (20,024)        (25,107)        (11,787)        (10,567)

 Hardship withdrawal           (66,498)        (102,635)         (7,539)             (6)        (21,333)
                           -----------      -----------     -----------     -----------     -----------
BALANCE, end of year       $10,058,189      $ 5,534,488     $   338,356     $   855,036     $ 2,096,844
                           ===========      ===========     ===========     ===========     ===========


                         MECHANICAL UNIONS SAVINGS TRUST

                      For the year ended December 31, 1995

        Government                     Other         New York
        Securities     Balanced     Investment        Times
           Fund          Fund          Funds          Fund             Total
           ----          ----          -----          ----             -----

        $ 295,858     $1,057,136    $     -       $   446,701      $ 15,944,068


            3,272        (57,340)         -          (106,859)             -


          114,135        386,470           823             -          3,448,650

            2,410          9,397          -                -             76,909

             -              -              588             -            636,920


           42,638        277,737           170         138,823        2,169,001


       (      901)        (2,753)         -               (759)         (43,561)

       (    2,085)       (39,719)         -             (7,225)        (364,061)

       (    6,529)        (2,622)         -             (9,289)        (246,925)

       (    2,095)       (10,512)         -             (4,629)        (215,247)
      -----------    -----------    ----------     -----------      -----------
      $   446,703    $ 1,617,794    $    1,581     $   456,763      $21,405,754
      ===========    ===========    ==========     ===========      ===========
